Exhibit (a)(5)(C)

Constellation Software and Computer Software Innovations
Announce Successful Completion of Cash Tender Offer

Toronto, Canada and Easley, South Carolina — November 7, 2012 — Constellation Software Inc. (“Constellation”) (TSX:CSU) and Computer Software Innovations, Inc. (“CSWI”) (OTCBB:CSWI) today jointly announced that Constellation’s subsidiary, N. Harris Computer Corporation (“Harris”), has successfully completed its tender offer for the outstanding shares of common and preferred stock of CSWI.

The tender offer expired as scheduled at 12:00 midnight, New York City time, at the end of Tuesday, November 6, 2012, and was not extended.  The depositary for the offer has advised Harris that as of the expiration time, a total of approximately 12,382,907 CSWI shares were validly tendered in the offer and not withdrawn (including approximately 715,684 shares delivered through notices of guaranteed delivery), representing approximately 85.6% of the outstanding common stock and 100% of the outstanding preferred stock of CSWI. All shares that have been validly tendered and not withdrawn have been accepted for purchase, and payment for such shares will be made promptly in accordance with the terms of the tender offer and merger agreement at the offer price of $1.10 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

Harris expects to complete the acquisition of CSWI promptly through a “short-form” merger of a wholly-owned subsidiary with and into CSWI, with CSWI as the surviving corporation. Pursuant to the terms and conditions of the merger agreement, Harris will exercise its “top-up” option to purchase directly from CSWI an additional number of shares for $1.10 per share (the same per share price paid in the tender offer) so that Harris owns at least 90% of the outstanding shares of CSWI common stock, which will allow Harris to complete and close the merger without a vote or meeting of CSWI’s stockholders through the “short-form” merger provisions of Delaware law.

In the merger, each outstanding CSWI share not tendered and purchased in the offer (other than those as to which holders properly exercise dissenters rights, if any) will be converted into the right to receive the same $1.10 per share in cash that was paid in the tender offer, without interest and less any applicable withholding taxes. As a result of the merger, CSWI will become a wholly-owned subsidiary of Harris. Following the merger, CSWI’s common stock will cease to be quoted on the OTC Bulletin Board.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of CSWI.

About Constellation Software Inc.

Constellation’s common shares are listed on the Toronto Stock Exchange under the symbol “CSU”. Constellation Software is an international provider of market leading software and services to a number of industries across both the public and private sectors. The Company acquires, manages and builds vertical market software businesses that provide mission-critical software solutions. Further information about Constellation may be obtained from its website at www.csisoftware.com.

About N. Harris Computer Corporation

Harris is a leading provider of financial management and Customer Information Systems (CIS) software solutions. Since 1976, Harris has focused on providing feature-rich and robust turnkey solutions to Public Sector, Schools, Utility, and Healthcare agencies throughout North America. Harris’ focus is on creating long-term relationships with its customers and ensuring that it meets the changing needs of its customers over time. Further information about Harris may be obtained from its website at www.harriscomputer.com.

About Computer Software Innovations, Inc.

CSWI is a provider of Financial Software Solutions to the public sector market. The CSWI software solutions have established CSWI as a major software provider to school districts and local governments in the southeastern United States. CSWI offers a fully integrated suite of software products from financials and human resources to revenues and citizen services.

CSWI also provides Technology Solutions and Cloud Services, focused primarily on the public sector market, particularly K-12 education. Its Technology Solution division delivers classroom and enterprise solutions including borderless networks, datacenter and virtualization, physical security and infrastructure, video collaboration and instructional technologies while also providing Hosted Voice, Hosted Email and Identity Management solutions.

More information about CSWI is available at www.csioutfitters.com.

Forward-Looking Statements

This press release contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this press release include statements regarding the anticipated timing of payments; statements regarding the expected timing of the completion of the transaction and merger; statements regarding the expected cessation of CSWI’s common stock being quoted on the OTC Bulletin Board; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the merger, and the possibility that various closing conditions for the transaction may not be satisfied or waived. These forward-looking statements speak only as of the date of this communication and none of Constellation, Harris or CSWI assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or developments or otherwise, except as required by law.

CONTACTS

Harris:	Constellation:
Jerry Canada Jr.	John Billowits
President, Public Sector & Schools Group	Chief Financial Officer
Harris Computer Systems	Constellation Software Inc.
Tel: (716) 207-8005 x221	(416) 861-2279
info@csisoftware.com
www.csisoftware.com